MUTUAL OF OMAHA INVESTOR SERVICES, INC.
(A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.)

(S.E.C. I.D. No. 08-47290)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47290

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual of Omaha Investor Services, Inc.**

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha   NE   68175-1020
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Evan Bees   402-351-6914
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge St., Suite 3100   Omaha   NE   68102
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Confidential

OATH OR AFFIRMATION

I, **EVAN BEES**, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to **MUTUAL OF OMAHA INVESTOR SERVICES, INC.** (the "Company"), as of and for the year ended December 31, 2020, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

MOIS Manager, Finance Operations
_____
Title

Carol L. Coldanghise
Notary Public

This report ** contains (check all applicable boxes):

- [x] Report of Independent Registered Public Accounting Firm.
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] Notes to Financial Statements
- [x] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- [x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [ ] (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included in items g and h].
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation [included in the notes to the financial statements].
- [x] (l) An Oath or Affirmation.
- [ ] (m) Copy of the SIPC Supplemental Report [filed separately].
- [ ] (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon [filed separately].
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- [ ] (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act
- [ ] (q) Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Confidential



Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mutual of Omaha Investor Services, Inc. (A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.), (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte : Touche LLP

February 26, 2021

We have served as the Company's auditor since 1996.

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

(A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

CASH AND CASH EQUIVALENTS	$ 3,630,806
CLEARING ACCOUNT DEPOSITS	113,810
RECEIVABLES:	
Service fees	816,828
Dealer concessions & other commissions	411,295
Other	170,959
Advisory fees	169,956
Agent accounts, net of allowances	130,642
Total receivables, net of allowances	1,699,680
OTHER ASSETS	608,289
TOTAL	$ 6,052,585

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued commissions and other compensation	$ 1,721,387
Accrued expenses and other liabilities	833,796
Payable to affiliate	135,931
Total liabilities	2,691,114
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 7):	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding	10,000
Paid in capital	3,990,000
Accumulated deficit	(638,529)
Total stockholder's equity	3,361,471
TOTAL	$ 6,052,585

See notes to statement of financial condition.

MUTUAL OF OMAHA INVESTOR SERVICES, INC.
(A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

1. NATURE OF OPERATIONS

Mutual of Omaha Investor Services, Inc. (the "Company") is a registered securities broker-dealer organized in 1993 and is a wholly owned subsidiary of Mutual of Omaha Holdings, Inc., ("Holdings"), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company ("Mutual"). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries: United of Omaha Life Insurance Company ("United") and Companion Life Insurance Company ("Companion"). The Company operates on a fully-disclosed basis and executes and clears trades through an unaffiliated broker-dealer, Pershing LLC, or directly through the product sponsor. The Company is exempt from the provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 under paragraph (k)(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Contract Balances — The Company has receivables from contracts with customers within dealer concessions & other commissions, advisory fees, and service fees as reported on the Statement of Financial Condition. There were no impairments of these receivables during the 12 months ending December 31, 2020.

The Company had contract liabilities related to advisory fee revenue with a carrying amount of $34,001 and $66,925 as of January 1, 2020 and December 31, 2020, respectively, included in accrued expenses and other liabilities.

Receivables — The Company's receivables include service fees from fund families and insurances carriers for the sale products; dealer concessions and other commissions from fund distributors and insurance companies; advisory fees from third-party money managers for servicing customer accounts; credit card receivables for annual agent registration fees and other amounts receivable from third-party service providers that settle within thirty days. The Company does not consider these receivables to be a source of significant credit risk.

The Company's agent accounts represent receivables from its registered representatives for expenses it pays on their behalf and commission chargebacks. The company recovers amounts in the agent accounts from future commission payments. Credit risk exists to the extent future commissions are insufficient to cover the receivable balance.

The Company generally collects or writes off agent accounts within two years. The Company estimates credit losses by applying a three-year average write-off rate to outstanding agent accounts.

The Company may adjust that rate for current conditions that differ from the three-year calculation period. The allowance for credit losses for receivables from agent accounts and related activity were immaterial for all periods presented.

Income Taxes — Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Primary differences relate to accrued vacation, bonus payments, prepaid assets, and unpaid client settlement costs. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

Cash and Cash Equivalents — The Company considers money market funds to be cash equivalents. The carrying amounts for the money market funds equals their fair value. The money market mutual funds are classified as level 1 of the fair value hierarchy as the fair values are based on quoted prices in active markets for identical securities. Total money market mutual funds included in cash and cash equivalents at December 31, 2020 were $3,100,000.

Concentrations — A significant portion of the Company's business is with a limited number of fund companies, insurance carriers, variable product carriers, and fee-based money managers.

Subsequent Events — The Company has evaluated subsequent events through the date the Statement of Financial Condition was issued and has determined that there are no significant events that require adjustment to or disclosure in the statement of financial condition.

Adoption of New Accounting Pronouncements — Effective January 1, 2020, the Company adopted new guidance in Accounting Standards Update ("ASU") 2016-13 *Measurement of Credit Losses on Financial Instruments*. The guidance changes the recognition and measurement of credit losses on financial assets measured at amortized cost including receivables. The guidance replaces the requirement to recognize losses that are probable of having occurred with a requirement to recognize lifetime expected credit losses beginning at acquisition. Credit losses under the new model consider relevant information about past events, current conditions and reasonable and supportable forecasts. The impacts upon adoption of this guidance was immaterial to the statement of financial condition. See additional receivables accounting policy disclosures regarding credit losses in Note 2 above.

3. **NET CAPITAL**

    The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital, as defined in the rule. Under the rule, the Company is required to maintain a minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness, and not allow the ratio of "aggregate indebtedness" to "net capital" to exceed 15 to 1. At December 31, 2020, net capital was $2,156,863. Required net capital was $181,155 based on aggregate indebtedness of $2,717,329 and the ratio of aggregate indebtedness to net capital was 1.3 to 1.

4. **RELATED PARTY TRANSACTIONS**

    Mutual and its subsidiaries provided data processing services, printing, group insurance, payable processing, promotional, and other services based upon written management agreements. Amounts payable to Mutual and its subsidiaries were $833,796 as of December 31, 2020 which includes amounts payable to Mutual and its subsidiaries for expenses and administrative services paid by Mutual on the Company's behalf and indirect allocated expenses from Mutual.

Under an expense sharing agreement, the Company provides supervisory services to Mutual and its subsidiaries resulting in payments received of $271,150 for the year ended December 31, 2020. The company receives revenue for services to Mutual supporting the strategic growth and development of the agent sales force and division offices. During the year ended December 31, 2020, the Company received fee revenues of $522,000 from Mutual. The Company settles all payables due to and from Mutual on a monthly basis.

The Company acts as the underwriter of individual variable annuities and variable universal life products for United and Companion. The block of business was fully reinsured to Security Benefit of Topeka, Kansas in 2004 and no new policies are being solicited. The Company receives retail and administrative compensation for United and Companion group variable annuities. During the year ended December 31, 2020, the Company had dealer concessions receivable of $198,745 related to United and Companion.

Transactions with related parties may not be indicative of amounts which would have occurred had the parties not been related.

5. EMPLOYEE BENEFIT PLANS

The Company participates in three plans sponsored by its ultimate parent, Mutual. These plans are a qualified, noncontributory defined benefit pension plan, a 401(k) defined contribution plan, and a postretirement benefit plan that provides certain health care and life insurance benefits for retirees. Substantially all employees are eligible for the 401(k) plan, while only employees hired before 1995 are eligible for the postretirement benefit plan. Effective January 1, 2005 the defined benefit plan was amended to freeze plan benefits for participants 40 years and under. No benefits are available under the defined benefit plan for employees hired on or after January 1, 2005. Employees meeting certain minimum requirements are eligible for participation in the pension plan. The Company has no legal obligation for benefits under these plans. Mutual of Omaha allocates expense amounts for these plans to the Company based on various cost allocation ratios.

6. INCOME TAXES

The Company is included in a consolidated U.S. Corporate Income Tax Return with Mutual and certain affiliates and files state income tax returns in various jurisdictions. The Company has a federal tax-sharing agreement whereby it pays to or receives from Mutual an amount equal to the federal income tax expense (benefit) which the Company would have incurred had it filed a separate return. The tax sharing agreement contains no provision for state taxes and the Company is not required to settle amounts related to consolidated state filings.

As of December 31, 2020, the Company recorded a deferred tax asset of $293,129 included in other assets. The Company has a current state income tax receivable of $170,916 included in other receivables as of December 31, 2020.

The components of the net deferred income taxes as of December 31, 2020 were as follows:

Expenses deductible in subsequent periods	$	105,631
State deferred tax assets	$	6,043
Net Operating Loss Carryover		231,170
Deferred tax assets	$	342,844
Prepaid assets		(49,715)
Deferred tax liabilities		(49,715)
Net deferred income tax asset	$	293,129

The above net deferred income tax asset is included in other assets on the Statement of Financial Condition.

As of December 31, 2020, the Company has a net operating loss carryforward of $1,100,810 that does not expire.

The Company classifies all interest and penalties related to uncertain tax positions as income tax expense. As of December 31, 2020, there were no accrued uncertain tax positions recorded as an income tax liability in the statements of financial condition or as income tax expense in the statements of operations.

The statute of limitations remains open for the current and three preceding calendar years. The Internal Revenue Service has initiated an audit of Mutual of Omaha and subsidiaries' 2014-2018 federal income tax returns related to losses incurred and carried back to earlier years. No material adjustments are expected.

7. COMMITMENTS AND CONTINGENCIES

The Company has provided guarantees to its clearing broker. Under the guarantees, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The guarantee is for six years ending in 2020 and the maximum exposure is equal to pending trades. Unsecured amounts in accounts introduced by the Company were insignificant as of December 31, 2020. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the Statements of Financial Condition for these contingent liabilities. If the Company had unsecured amounts, they would be deducted from its net capital in accordance with Rule 15c3-1.

Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses in these various lawsuits are meritorious and the eventual outcome will not have a material effect on the Company's statement of financial condition.